Exhibit 99.1

Inspira Technologies Terminates ATM and SEPA Equity Facilities to Prepare for Next Strategic Phase

RA’ANANA, Israel, March 31, 2026 -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced the termination of its sales agreement with A.G.P./Alliance Global Partners, dated February 17, 2026, and its Standby Equity Purchase Agreement with YA II PN, Ltd, dated December 12, 2025.

The Company has delivered formal written notices to terminate these financing facilities, with no outstanding obligations or further advances to be made under either agreement by either of the parties to the respective agreements.

The decision reflects the Company’s commitment to maintaining a disciplined capital structure, as it prepares for its next strategic phase.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its expectations regarding its strategic direction and upcoming initiatives, its intention to maintain a disciplined capital structure, preparation for its next strategic phase, and the timing and content of any future updates regarding its strategic plans. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact
Arx Investor Relations
North American Equities Desk
inspira@arxhq.com